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                 October 12, 2021

       John D. Schmitz
       President, Chief Executive Officer and Chairman
       Select Energy Services, Inc.
       1233 W. Loop South
       Suite 1400
       Houston, Texas 77027

                                                        Re: Select Energy
Services, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 6,
2021
                                                            File No. 333-260093

       Dear Mr. Schmitz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Raleigh Wolfe